AM
12-6-2004

04016578

VF12-3-04

PROCESSING
SEC MAIL
RECEIVED
NOV 30 2004
202
SECTION
WASH., D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-5255

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2003 (MM/DD/YY) AND ENDING September 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UNITED EQUITIES COMPANY, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 Broadway
(No. and Street)

New York	New York	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Phil Katz — (212) 349-2875
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacob Edelstein CPA
(Name — *if individual, state last, first, middle name*)

21 East 40th Street	New York	NY	10016
(Address)	(City)	(State)	(Zip Code)

PROCESSED
DEC 07 2004
THOMSON
FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Phil Katz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Equities Company, LLC, as of September 30, 19 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Member

Title

Notary Public

SUSAN S. GOLDENBERG
Notary Public, State of New York
No. 01GO6067664
Qualified in Kings County
Commission Expires December 10, 20 05

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT
21 EAST 40TH STREET
NEW YORK, NY 10016
(212) 779-8923

United Equities Company
160 Broadway
New York, New York 10038

ACCOUNTANT'S REPORT

Gentlemen:

I have examined the Schedules and Statements of the Financial Reports as of September 30, 2004 of United Equities Company. My examination was made in accordance with generally accepted auditing standards and, accordingly, included a review of the system of internal control and the procedures for safeguarding securities and such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances, including the audit procedures prescribed by the Securities and Exchange Commission.

In my opinion, the Schedules and Statements present fairly the financial position of United Equities Company as of September 30, 2004 in the form required by the Securities and Exchange Commission, in conformity of that of the preceding year. My examination of the respondents' books and records revealed no material inadequacies to exist since the date of the last previous audit.

Respectfully submitted,

Jacob Edelstein

Certified Public accountant

New York, New York
November 24, 2004

UNITED EQUITIES COMPANY
BALANCE SHEET
AS AT SEPTEMBER 30, 2004

ASSETS

Current Assets		
Cash in bank - unrestricted	$	123,988
Cash in bank - restricted		13,312
Trading and Investment Accounts - Securities at Market		3,266,940
Total current assets		3,404,240
Fixed Assets		
Fixtures and Equipment		164,812
less: Accumulated Depreciation		134,984
Total fixed assets		29,828
TOTAL ASSETS	$	3,434,068

LIABILTIES AND NET WORTH

Current Liabilities		
Due to Brokers - Dealers		137,024
Net Worth		
Partners' Net Worth		3,297,044
TOTAL LIABILITIES AND NET WORTH	$	3,434,068

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT

UNITED EQUITIES COMPANY
STATEMENT OF INCOME AND EXPENSES
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Income	
Commissions	$ 2,060
Gain on Principal Transactions	14,477
Interest and Dividends	5,340
Total Income	21,877
Expenses	
Clerical and Employee Expenses	191,646
Guaranteed payment to Partners	764,853
Commission Expense	14,093
Communications	30,770
Occupancy Costs	66,708
Other Expenses	246,110
Total Expenses	1,314,180
NET LOSS	$ (1,292,303)

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT

UNITED EQUITIES COMPANY
STATEMENT OF CHANGES IN PARTNER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2004

BALANCE - OCTOBER 1, 2003	$ 4,589,347
Net Loss for the period	-1,292,303
BALANCE - SEPTEMBER 30, 2004	$ 3,297,044

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

NONE

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT

UNITED EQUITIES COMPANY
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Cash flows from operating activities:	
Net Loss	$ -1,292,303
Adjustments to reconcile net income to to net cash provided by operating activities:	
Depreciation expense	19,891
	-1,272,412
Changes in operating assets and liabilities:	
Decrease in Trading and Investment Accounts	100,111
Decrease in Due from brokers - dealers	1,268,818
Increase in Fixed Assets	-3,482
Decrease in Other Assets	708
Decrease in Accounts payable and Due to Customer	-85,781
Increase in Cash	7,962
Cash - beginning of year	129,338
Cash - end of year	$ 137,300

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT

UNITED EQUITIES COMPANY
COMPUTATION OF NET CAPITAL (RULE 15c3-1)
AS AT SEPTEMBER 30, 2004

ASSETS	
Cash in bank - unrestricted	$ 123,988
Cash in bank - restricted	13,312
Trading and Investment Accounts - Securities at Market	3,266,940
Fixed Assets - net	29,828
TOTAL ASSETS	3,434,068
LIABILITIES	
Due to Brokers - Dealers	137,024
CAPITAL	
Partners' Net Worth	3,297,044
Less: Fixed and Other Non-Allowable Assets	29,828
Net Capital before Haircuts	3,267,216
Less: Haircuts	667,178
Adjusted Net Capital	$2,600,038

Ratio of Liabilities to Net Capital .0527 to 1

Reconciliation of Adjusted Net Capital

Per Form X-17-A-5	$2,600,049

There are no material differences.

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT

UNITED EQUITIES COMPANY

FOR THE YEAR ENDED SEPTEMBER 30, 2004

Computation for determination of the reserve requirements and Information relating to possession or control requirements (Rule 15c3-3)

NONE

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT

UNITED EQUITIES COMPANY

FOR THE YEAR ENDED SEPTEMBER 30, 2004

ANNUAL AUDIT REPORT

My review of the system of internal control, procedures for safeguarding securities and accounting system of your company, indicates that no material inadequacies exist therein.

JACOB EDELSTEIN
CERTIFIED PUBLIC ACCOUNTANT